SO 4/7/03

AB

03015409

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-53321 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING Jan. 1st, 2002 (MM/DD/YY) AND ENDING Dec. 31st, 2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Archon Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3216 N. Third St.
(No. and Street)

Phoenix, AZ 85012
(City) (State) (Zip Code)

RECD S.E.C.
APR 07 2003
555

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cedric Wade 602 222 5757
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Semple & Cooper, LLP
(Name – *if individual, state last, first, middle name*)

2700 N. Central Ave., 9th Fl.; Phoenix, AZ 85004
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Cedric M. Wade, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Archon Securities, LLC, as of March 31st, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KARA E. NEUBECK
Notary Public - Arizona
MARICOPA COUNTY
My Commission Expires
OCTOBER 31, 2006

Signature

CFO/CCO/FINOP
Title

Kara E Neubeck
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ARCHON SECURITIES, LLC

## FINANCIAL STATEMENTS

For The Year Ended
December 31, 2002

SEMPLE & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004 • TEL 602-241-1500 • FAX 602-234-1867

BDO SEIDMAN ALLIANCE

**INDEPENDENT AUDITORS' REPORT**

To The Members of
Archon Securities, LLC

We have audited the accompanying statement of financial condition of Archon Securities, LLC (A Limited Liability Company) as of December 31, 2002, and the related statements of operations and members' equity, cash flows, and changes in subordinated borrowings for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Archon Securities, LLC as of December 31, 2002, and results of its operations, changes in members' equity, cash flows and changes in subordinated borrowings for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Semple & Cooper, LLP
Certified Public Accountants

Phoenix, Arizona
March 18, 2003

## ARCHON SECURITIES, LLC
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2002

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents (Note 1) | $ | 18,091 |
| Accounts receivable | | 1,024 |
| **Total Assets** | $ | 19,115 |

### LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| Accrued commissions - related party | $ | 1,024 |
| **Total Liabilities** | | 1,024 |
| Members' equity | | 18,091 |
| **Total Liabilities and Members' Equity** | $ | 19,115 |

The Accompanying Notes are an Integral Part
of the Financial Statements

## ARCHON SECURITIES, LLC
## STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| **Revenues:** | |
| Commissions | $ 1,254,880 |
| | |
| **Expenses:** | |
| Commissions | 964,663 |
| Pension expense | 186,346 |
| Professional fees | 10,803 |
| Client reimbursement | 2,353 |
| Other operating expenses | 8,235 |
| Total Expenses | 1,172,400 |
| | |
| **Net Income** | 82,480 |
| | |
| **Beginning Members' Equity** | 86,094 |
| Distributions | (150,483) |
| **Ending Members' Equity** | $ 18,091 |

The Accompanying Notes are an Integral Part
of the Financial Statements

# ARCHON SECURITIES, LLC
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| **Increase (Decrease) in Cash and Cash Equivalents:** | |
| **Cash flows from operating activities:** | |
| Net Income | $ 82,480 |
| Changes in Assets and Liabilities: | |
| Accounts receivable | (1,024) |
| Accounts payable | (529) |
| Accrued commissions to related party | 1,024 |
| **Net cash provided by operating activities** | 81,951 |
| **Cash flows from financing activities:** | |
| Members' equity distribution | (150,483) |
| **Net cash used by financing activities** | (150,483) |
| Net decrease in cash and cash equivalents | (68,532) |
| Cash and cash equivalents at beginning of year | 86,623 |
| Cash and cash equivalents at end of year | $ 18,091 |
| **Supplemental disclosure of cash flow information:** | |
| Interest paid | $ - |

The Accompanying Notes are an Integral Part of the Financial Statements

**ARCHON SECURITIES, LLC**
**STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS**
**FOR THE YEAR ENDED DECEMBER 31, 2002**

| | |
|---|---|
| Subordinated borrowings at December 31, 2001 | $ - |
| Changes | - |
| Subordinated borrowings at December 31, 2002 | $ - |

The Accompanying Notes are an Integral Part
of the Financial Statements

## ARCHON SECURITIES, LLC
## NOTES TO FINANCIAL STATEMENTS

### Note 1
### Summary of Significant Accounting Policies, Use of Estimates and Nature of Operations

**Operations**

Archon Securities, LLC was organized under the laws of the State of Arizona on July 20, 1998. On May 11, 1999, the Company received a license from the National Association of Securities Dealers, Inc. (NASD) to operate as a broker-dealer of marketable securities. The Company provides securities broker-dealer services to its clientele, primarily in the Phoenix metropolitan area.

The latest date on which the limited liability company is to dissolve is December 31, 2023.

**Pervasiveness of Estimates:**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents:**

Cash and cash equivalents are considered to be all highly liquid investments purchased with an initial maturity of three (3) months or less.

**Accounts Receivable:**

The Company follows the allowance method of recognizing uncollectible accounts receivable. An allowance is established based upon a review of individual accounts receivable, as well as the Company's prior collection history. As of December 31, 2002 all accounts receivable are deemed to be fully collectible.

**Income Taxes:**

For financial accounting and tax reporting purposes the Company, as a limited liability company, follows the flow-through method of income tax reporting. Therefore, the Company does not report any income tax expense.

### Note 2
### Concentration of Credit Risk

**Operations:**

The Company is engaged in various trading and brokerage activities with counter-parties that primarily include broker-dealers, banks, and other financial institutions. In the event the counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

### Note 3
### Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), requiring (1) the maintenance of a minimum amount of net capital and, (2) that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $18,091, which was $13,091 in excess of the required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 6 to 1 as of December 31, 2002.

## Note 4
## Employee Benefit Plan

The Company maintains a defined benefit retirement plan (the "Plan") covering substantially all of its full-time employees. Participants accrue a benefit each year equal to 2.35% of their annual compensation (maximum of 28 years accrual). The Plan is a single employer plan. Plan assets are invested in corporate debt and equity securities. The Company contributes to the Plan an amount sufficient to meet Employee Retirement Income Security Act ("ERISA") funding standards. The following table sets forth the change in benefit obligations, the change in plan assets, the funding status of the plan and amounts recognized in the accompanying financial statements at December 31, 2002.

| | Pension Benefits |
|---|---|
| Change in benefit obligation: | |
| Benefit obligation at beginning of year | $ 599,265 |
| Service cost | 186,346 |
| Interest cost | - |
| Plan participants' contributions | - |
| Actuarial gain | 208,196 |
| Benefits paid | - |
| Benefit obligations at end of year | $ 993,807 |
| Change in plan assets: | |
| Fair value of plan assets at beginning of year | $ 506,915 |
| Actual return on plan assets | (67,457) |
| Employer contributions | - |
| Plan participants' contributions | 186,346 |
| Benefits and expenses paid | - |
| Fair value of plan assets at end of year | $ 625,804 |

The plan is currently funded. Pension expense for the years ended December 31, 2002 is $186,346.

The assumptions used in determining the projected Benefit obligation for the plan was as follows:

| | |
|---|---|
| Discount rate for obligations | 5% |
| Expected return on plan assets | 5% |
| Average salary increases | $ - |

SUPPLEMENTAL INFORMATION

## SCHEDULE I

## ARCHON SECURITIES, LLC
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## AS OF DECEMBER 31, 2002

| | |
|---|---|
| **Net Capital** | |
| Total members' equity | $ 18,091 |
| **Aggregate Indebtedness:** | |
| Accrued commissions - related party | $ 1,024 |
| **Minimum Net Capital Requirement** | $ 5,000 |
| **Amount in Excess of Minimum Net Capital** | $ 13,091 |
| **Ratio: Aggregate Indebtedness To Net Capital** | 6 to 1 |

Reconciliation with Company's Computation:
No material differences exist with the Company's computation

## SCHEDULE I

## ARCHON SECURITIES, LLC
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## AS OF DECEMBER 31, 2002

| | |
|---|---|
| **Net Capital** | |
| Total members' equity | $ 18,091 |
| **Aggregate Indebtedness:** | |
| Accrued commissions - related party | $ 1,024 |
| **Minimum Net Capital Requirement** | $ 5,000 |
| **Amount in Excess of Minimum Net Capital** | $ 13,091 |
| **Ratio: Aggregate Indebtedness To Net Capital** | 6 to 1 |

## SCHEDULE II

## ARCHON SECURITIES, LLC
## INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
## AS OF DECEMBER 31, 2002

| | | |
|---|---|---|
| 1. | Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. | $ - |
| A. | Number of items | - |
| 2. | Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. | $ - |
| A. | Number of items | - |